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09041773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 01 2009
Washington, DC
110

SEC FILE NUMBER
8- 29418

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curbstone Financial Management Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 Chestnut Street
(No. and Street)

Manchester (City) NH (State) 03104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas M. Lowry, CFP 603-624-8462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy & Bentas CPAS, P.C.
(Name – *if individual, state last, first, middle name*)

697A Union Street (Address), Manchester (City) NH (State) 03104-3632 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MM

OATH OR AFFIRMATION

I, Thomas M. Lewry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curbstone Financial Management Corporation, as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

President
Title

Karen Varney
Notary Public

KAREN VARNEY, Notary Public
My Commission Expires March 8, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
COMPUTATION OF NET CAPITAL
MARCH 31, 2009

	Allowable Assets	Focus Report Part IIA
Cash and Cash Equivalents	$212,882	$212,881
	Non-Allowable Assets	
Accounts Receivable	2,266	0
Prepaid Expenses	0	0
Furniture & Fixtures	550	662
Computer Equipment	11,254	14,842
Stock Exchange Seat	-0-	-0-
Sub-total of Non-Allowable Assets	14,070	15,504
Total Assets	**$226,952**	**$228,385**
Liabilities	**$ 19,092**	**$ 6,146**
Common Stock	$ 10,200	$ 10,200
Additional Paid-in Capital	258,415	258,415
Retained Earnings (Deficit)	(60,755)	(46,374)
Total	**$207,860**	**$222,241**
Total Assets	$226,952	$228,385
Total Liabilities	19,092	6,146
Net Worth	207,860	222,239
Non-Allowable Assets	14,070	15,504
Current Net Capital	193,790	206,735
Haircuts	589	589
Net Capital	193,201	206,146
Required Capital	50,000	50,000
Excess Net Capital	**$ 143,201**	**$ 156,146**

NOTE: The major differences were as a result of depreciation expense, and accounts receivable and accounts payable. No material inadequacies were found to exist since the previous audit of March 31, 2008.

George Bentas, CPA

George Bentas, CPA, MST
ROY & BENTAS CPAs, P.C.
Certified Public Accountants

ROY & BENTAS CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

Item (e) – Statement of changes in Stockholders' Equity

	March 31, 2009	March 31, 2008
Common Stock	$ 10,200	$ 10,200
Additional Paid-in Capital	258,415	258,415
Retained Earnings (Deficit)	(60,755)	(115,659)
Total	**$226,952**	**$152,956**

Item (i) – Curbstone is exempt by K2II.

Item (n) – No material differences existed.

George Bentas, CPA

George Bentas, CPA, MST
ROY & BENTAS CPAs, P.C.
Certified Public Accountants

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

Audited Financial Statements And Supplemental Information

For The Years Ended March 31, 2009 and 2008

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

(See Independent Auditor's Report)

Table of Contents

ROY & BENTAS CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of **Curbstone Financial Management Corporation**
Manchester, New Hampshire

We have audited the accompanying balance sheets of Curbstone Financial Management Corporation (a New Hampshire corporation) as of March 31, 2009 and 2008 and the related statements of operations and retained earnings/(deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curbstone Financial Management Corporation as of March 31, 2009 and 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principals generally accepted in the United States of America.

George Bentas, CPA

Roy & Bentas CPAs, P.C.
Certified Public Accountants
Manchester, New Hampshire

June 29, 2009.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
BALANCE SHEETS
MARCH 31, 2009 AND 2008

ASSETS

	2009	2008
Current Assets:		
Cash and Cash Equivalents	$ 212,882	$ 140,918
Accounts Receivable	2,266	5,556
Prepaid Expenses	0	203
Total Current Assets	215,148	146,677
Fixed Assets:		
Total Equipment and Furniture	86,720	81,070
Less: Accumulated Depreciation	(74,916)	(66,459)
Net Fixed Assets	11,804	14,611
Other Assets:		
Stock Exchange Seat	0	9,500
Total Other Assets	0	9,500
Total Assets	**$ 226,952**	**$ 170,788**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Current Liabilities:		
Accounts Payable - Trade	$ 4,299	$ 8,978
Accrued Other Expenses	7,479	5,161
Pension Plan Payable	0	1,274
Federal and State Taxes Payable	7,314	2,419
Total Current Liabilities	19,092	17,832
Stockholders' Equity:		
Common Stock, par value $100, 1,000 shares authorized. 102 shares issued and outstanding.	10,200	10,200
Additional Paid-In Capital	258,415	258,415
Retained Earnings/(Deficit)	(60,755)	(115,659)
Total Stockholders' Equity	207,860	152,956
Total Liabilities and Stockholders' Equity	**$ 226,952**	**$ 170,788**

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS/(DEFICIT)
FOR THE YEARS ENDED MARCH 31, 2009 AND 2008

	2009	%	2008	%
Revenues:				
Commissions and Fees	$ 1,120,532	99.9%	$ 1,165,225	99.9%
Interest and Dividends	628	0.1%	1,671	0.1%
Total Revenues	1,121,160	100.0%	1,166,896	100.0%
Operating Expenses:				
Selling Expenses - See Supplemental Schedule	95,703	8.5%	150,547	12.9%
General and Administrative Expenses - See Supplemental Schedule	1,283,534	114.5%	1,003,928	86.0%
Total Operating Expenses	1,379,237	123.0%	1,154,475	98.9%
Income/(Loss) Before Income Taxes and Extraordinary Item	(258,077)	-23.0%	12,421	1.1%
Less: State of NH Corporate Income Taxes	6,929	0.6%	4,519	0.4%
Income/(Loss) Before Extraordinary Item	(265,006)	-23.6%	7,902	0.7%
Extraordinary Item - Sale of Boston Stock Exchange Seat (Net of $4,947 in Federal Income Taxes)	319,910	28.5%	0	0.0%
Net Income	$ 54,904	4.9%	$ 7,902	0.7%
Retained Earnings/(Deficit) - Beginning	(115,659)		(123,561)	
Retained Earnings/(Deficit) - Ending	**$ (60,755)**		**$ (115,659)**	

See Independent Auditor's Report
The accompanying notes are an integral part of this statement

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2009 AND 2008

Cash Flows from Operating Activities:	**2009**	**2008**
Net Income	$ 54,904	$ 7,902
Adjustments to reconcile net income/(loss) to net cash flows provided by/ (used for) operating activities:		
Depreciation	8,458	34,927
Extraordinary Gain	(319,910)	0
(Increase)/Decrease in Accounts Receivable	3,290	(5,556)
(Increase)/Decrease in Prepaid Expenses	203	797
Increase/(Decrease) in Accounts Payable - Trade	(4,679)	3,653
Increase/(Decrease) in Accrued Other Expenses	2,318	4,937
Increase/(Decrease) in Pension Plan Payable	(1,274)	1,274
Increase/(Decrease) in Corporate Taxes Payable	4,895	1,825
Total Adjustments	(306,699)	41,857
Net Cash Flows Provided by/(Used for) Operating Activities	(251,795)	49,759
Cash Flows from Investing Activities:		
Cash Purchases of Equipment and Furniture	(5,652)	(27,881)
Net Cash Flows Provided by/(Used for) Investing Activities	(5,652)	(27,881)
Cash Flows from Financing Activities:		
Proceeds from Sale of Stock Exchange Seat	334,358	0
Net Cash Flows Provided by/(Used for) Financing Activities	334,358	0
Net Increase/(Decrease) in Cash and Cash Equivalents	76,911	21,878
Cash and Cash Equivalents - Beginning	140,918	119,040
Cash and Cash Equivalents - Ending	$ **217,829**	$ **140,918**

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year For:		
State Corporate Taxes	$ 4,560	$ 2,100

See Independent Auditor's Report
The accompanying notes are an integral part of this statement

NOTE 1 - Summary of Significant Accounting Policies:

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to U.S. generally accepted accounting principles and have been consistently applied.

A. Nature of Business

Curbstone Financial Management Corporation (hereafter "Company") was incorporated in the State of New Hampshire on February 9, 1983. The Company's principal line of business is that of an investment management firm and financial advisor. The Company's primary mission is to meet each client's investment requirements whether it is to generate income or manage capital. The Company's customers consist of individuals, Pension Plans, Estates and Trusts located in the State of New Hampshire. The Company's office is in Manchester, New Hampshire.

B. Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting. Revenues are recognized when earned rather than when received, and expenses are recognized when accrued rather than when cash is disbursed.

C. Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

D. Accounts Receivable and Uncollectible Accounts

Accounts receivables are recorded at net realizable value. The Company's history indicates full collections on their accounts receivables. Further, accounts receivable has historically been an immaterial balance sheet item. The Company had no uncollectible accounts for the fiscal years ended March 31, 2009 and 2008.

E. Estimates Used in the Preparation of Financial Statements

The presentation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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NOTE 1 - Summary of Significant Accounting Policies - Continued:

F. Fixed Assets and Depreciation

The Company records its fixed assets on a historical cost basis. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to operations as incurred, whereas major betterments are capitalized. Depreciation expense was $8,458 and $4,080, respectively. Fixed assets and accumulated depreciation consist of the following:

Description	Cost Basis	Accumulated Depreciation	Undepreciated Cost
Office Furniture & Equipment	$ 6,313	$ 5,763	$ 550
Computer Equipment	80,407	69,153	11,254
Totals	$ 86,720	$ 74,916	$ 11,804

G. Income Taxes

The Company does not record deferred tax assets and liabilities under *Statement of Financial Accounting Standards* (SFAS) No. 109 – *Accounting for Income Taxes*, because there are no temporary timing differences that would give rise to a deferred tax asset or liability for the fiscal year ended March 31, 2009 and 2008. The Company employs straight-line depreciation for both financial statement and tax purposes, and all other timing differences are permanent.

The Company's provision for New Hampshire corporate taxes in the accompanying financial statements reflects the accrued taxes currently due (or overpaid). The Company had unused tax credits applicable to the New Hampshire Business Profits Tax. The Company had $4,786 and $5,483 at March 31, 2009 and 2008, respectively in tax credits to be carried forward and applied against the New Hampshire Business Profits Tax of future years. The Company is still subject to the New Hampshire Business Enterprise Tax that is not reduced by these tax credits. Accrued New Hampshire taxes were $6,928 and $4,519, for March 31, 2009 and 2008, respectively.

H. Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

-Continued on Next Page-

NOTE 1 - Summary of Significant Accounting Policies - Continued:

H. Fair Value of Financial Instruments – continued

The carrying amounts of cash, other current assets, accounts payable, accrued liabilities approximate fair value because of the short maturity of those instruments.

The Company carries its security investments at market value and unrealized gains and losses are reflected in income.

I. Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ended March 31, 2009 and 2008 were $1,728 and $2,038.

J. Impairment of Long-Lived Assets

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," which requires that long--lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The measurement of the impairment loss to recognize is based on the difference between the fair value and the carrying amounts of the assets. The Company does not have any losses under SFAS #144 for the years ended March 31, 2009 and 2008.

K. Compensated Absences

For the fiscal years ended March 31, 2009 and 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 43, "Accounting for Compensated Absences," which requires the Company to accrue vacation pay when earned. These amounts totaled $6,423 and $1,155, respectively.

NOTE 2 – Operating Lease Commitment:

The Company occupies its office space under a triple-net lease agreement with the Company's president (See Note 3). The terms of this lease are for a period of Five (5) years from February 1, 2003 to January 31, 2008. The Company is responsible for all utilities, real estate taxes, insurance, and repairs and maintenance on the office. The lease was renewed effective April 1, 2006 at a monthly rate of $4,000, plus a 5% escalation charge effective every April 1. The Company also rented a facility in Maine at annual rate of $7,500 from the president as well. Rent expense totaled $49,443 and $55,700 for years ended March 31, 2009 and 2008, respectively.

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NOTE 2 – Operating Lease Commitment - continued:

The following is a schedule by years of future minimum rentals under the lease agreement in effect at March 31, 2009:

Years Ending March 31,		Office Rent
2010	$	52,920
2011	$	55,560
2012	$	58,320
2013	$	61,236

NOTE 3 – Related Party and Office Rent:

The Company has a lease agreement with its stockholder for its office space in Manchester, NH (See Note No 2). The rental payments to the stockholder/employee totaled $49,443 and $55,700 for the years ended March 31, 2009 and 2008.

NOTE 4 – Pension Plan:

The Company has a non-contributory profit-sharing plan for its qualified employees. The Company has amended and restated its plan effective April 1, 1989 for its qualified employees to a 401(k) profit sharing plan. The plan is available for company employees who meet the eligibility requirements as set forth in the plan. Discretionary Company contributions to the plan totaled $-0- and $-0- for the years ended March 31, 2009 and 2008. Required Company contributions to the plan totaled $21,359 and $13,535 for the years ended March 31, 2009 and 2008.

NOTE 5 – Net Capital and Aggregate Indebtedness:

Pursuant to S.E.C. Rule 15c3-1, the Company is required to maintain net capital of $50,000, or one-fifteenth of Aggregate Indebtedness, whichever is greater. Aggregate Indebtedness must not exceed Net Capital as those terms are defined by a ratio of more than 15 to 1. At March 31, 2009 and 2008, the Company was in compliance with this Rule.

-Continued on Next Page-

NOTE 6 – Clearing Arrangements:

Essentially all customer stock and bond transactions are introduced and cleared through Raymond James and Associates, Inc.

NOTE 7 – Common Stock and Ownership:

The Company is authorized to issue 1,000 shares of common stock. The Company has issued and outstanding one hundred-and-two (102) shares of common stock at $100 par value. Of these 102 shares, the Company's President (Thomas M. Lewry IV) owns one hundred (100) shares, an employee - Pamela Diamantis owns One (1) share, and another employee – Melvin J. Severance III owns one (1) share of Common Stock.

NOTE 8 - Concentration of Credit Risk:

The Company held cash on deposit with a single financial institution located in Manchester, NH. These deposits at times exceed FDIC insured limits of $250,000 during the years ended March31, 2009 and 2008. Management of the Company believes the credit risk of using a single depository is not significant.

NOTE 9 – Extraordinary Item:

During the fiscal year ended March 31, 2009, the sold its seat on the Boston Stock Exchange to the NASDAQ for $334,357 in cash. The Company purchased this Seat in August 1985 for $9,500.

SUPPLEMENTAL INFORMATION SCHEDULE

(See Independent Auditor's Report on the Supplemental Schedule)

ROY & BENTAS CPAs P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTAL SCHEDULE

To the Stockholders and Board of Directors
of **Curbstone Financial Management Corporation**
Manchester, New Hampshire

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

George Bentas, CPA

Roy & Bentas CPAs, P.C.
Certified Public Accountants
Manchester, New Hampshire

June 29, 2009.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
SUPPLEMENTAL SCHEDULES OF SELLING, GENERAL & ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED MARCH 31, 2009 AND 2008

Selling Expenses:	2009	%	2008	%
Commissions	$ 59,429	5.3%	$ 113,615	9.7%
Travel and Entertainment	34,269	3.1%	34,670	3.0%
Advertising	1,728	0.2%	2,038	0.2%
Sales Expenses	277	0.0%	224	0.0%
Total Selling Expenses	**$ 95,703**	**8.5%**	**$ 150,547**	**12.9%**

General and Administrative Expenses:	2009	%	2008	%
Salary - Officer's	$ 753,681	67.2%	$ 484,685	41.5%
Salaries - General	153,895	13.7%	105,454	9.0%
Payroll Taxes	39,180	3.5%	39,299	3.4%
Rent Paid to Officer	49,443	4.4%	55,700	4.8%
Professional Services	40,223	3.6%	60,716	5.2%
Office Supplies and Expenses	9,834	0.9%	9,277	0.8%
Employee Benefits	40,364	3.6%	26,154	2.2%
Pension Plan	21,359	1.9%	13,535	1.2%
Telephone and Other Communications	7,036	0.6%	7,453	0.6%
Depreciation	8,458	0.8%	34,927	3.0%
Dues and Subscriptions	6,194	0.6%	8,416	0.7%
Building Repairs and Maintenance	7,818	0.7%	32,744	2.8%
Equipment Rental	5,091	0.5%	3,696	0.3%
Licenses and Fees	4,487	0.4%	4,210	0.4%
Postage	5,385	0.5%	6,543	0.6%
Utilities	22,611	2.0%	12,182	1.0%
Quotation Services	3,124	0.3%	1,217	0.1%
Real Estate Taxes	6,931	0.6%	6,620	0.6%
Insurance	11,067	1.0%	14,589	1.3%
Vehicle Expenses and Mileage	2,380	0.2%	4,422	0.4%
Officer's Life Insurance	3,521	0.3%	3,521	0.3%
Donations to Local Charities	3,725	0.3%	2,167	0.2%
Professional Education	10,431	0.9%	8,478	0.7%
Printing and Reproduction Costs	473	0.0%	410	0.0%
Software Updates	20,349	1.8%	20,299	1.7%
Discretionary Spending - President	16,510	1.5%	12,934	1.1%
Discretionary Spending - Employees	29,964	2.7%	24,280	2.1%
Total General and Administrative Expenses	**$ 1,283,534**	**114.5%**	**$ 1,003,928**	**86.0%**

See Independent Auditor's Report

The accompanying notes are an integral part of this statement

ROY & BENTAS CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

June 29, 2009

To the Board of Directors of
Curbstone Financial Management Corporation
Manchester, NH

In planning and performing our audit of the financial statements of Curbstone Financial Management Corporation for the year ended March 31, 2009 (on which we have issued our report dated June 29, 2009), we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Curbstone Financial Management Corporation that we considered relevant to the objectives stated in Rule 17a-5 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Because of inherent limitations in any internal control structure or in the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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To the Board of Directors of
Curbstone Financial Management Corporation

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities, in amounts that be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal courses of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

George Bentas, CPA

George Bentas, CPA, MST
Roy & Bentas CPAs, P.C.
Certified Public Accountants